UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  *    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On November 24, 2009, CIBT Educations Group Inc. (the “Company”) announced that it has closed the second tranche of the non-brokered private placement reported in its news release of October 27, 2009 as filed on a Form 6-K on October 29, 2009.

The second tranche raised gross proceeds of $1,208,700 through the issuance of 1,726,714 common shares of the Company. Finders’ fees of $108,243 were incurred in connection with the second tranche.

Further details may be found in the copy of the press release attached to this Form 6-K as exhibit 99.1.

EXHIBITS

Number	Description of Exhibit
99.1	November 24, 2009 News Release – “CIBT Education Group Closes Second Tranche of Over-Subscribed Non-Brokered Private Placement”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: December 7, 2009	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer